# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: K-TECH SOLUTIONS CO LTD, CIK 0002049187
CUSIP: G5321F100
Title of class of securities: Class A Ordinary shares, with par value of US$0.0001 per share
Address of issuer's principal executive offices: Unit A, 7/F, Mai On Industrial Building, 17-21 Kung Yip Street, Kwai Chung, New Territories, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 04/13/2026
Filed by CIK 0002126432
Persons authorized to receive notices and communications: c/o Kwok Yiu Wah, Unit A, 7/F, Mai On Industrial Building, 17-21 Kung Yip Street, Kwai Chung, New Territories, Hong Kong (K3), 0, 852 2741 3165

## Reporting persons
- Kwok Yiu Fai (CIK 0002126432): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 4,000,000; shared voting power 8,000,000; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 12,000,000 (72.29% of the class)
  Comment: (1) Mr. Kwok Yiu Fai owns 4,000,000 class A ordinary shares and 1,500,000 class B ordinary shares of K-Tech Solutions Company Limited (the "Issuer"), representing approximately 30.84% of the aggregate voting power of the Issuer's issued and outstanding class A and class B ordinary shares.
  
  (2) On December 2, 2024, Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah ("Controlling Shareholders") entered into an Acting in Concert Agreement pursuant to which they undertake to act in concert in relation to all matters that require the decisions of the shareholders of the Issuer. As a result of the Acting in Concert Agreement, our Controlling Shareholders collectively control 92.53% of the total voting power.
  
  (3) The calculation is based on 16,600,000 class A ordinary shares and 4,500,000 class B ordinary shares of the Issuer, as reported in the Issuer's prospectus on Form 424B3 filed with the U.S. Securities and Exchange Commission (the "SEC") on September 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary shares, with par value of US$0.0001 per share
Name of issuer: K-TECH SOLUTIONS CO LTD
Address of issuer's principal executive offices: Unit A, 7/F, Mai On Industrial Building, 17-21 Kung Yip Street, Kwai Chung, New Territories, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Mr. Kwok Yiu Fai.
Residence or business address: Mr. Kwok Yiu Fai's business address is at Flat A, 7/F. Mai On Industrial Building, 17-21 Kung Yip Street, Kwai Chung, New Territories, Hong Kong.
Present principal occupation or employment: Mr. Kwok Yiu Fai's principal occupation is entrepreneur.
Criminal convictions in the last five years: During the last five years, Mr. Kwok Yiu Fai has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Kwok Yiu Fai has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Kwok Yiu Fai is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Kwok Yiu Fai acquired the shares beneficially owned by him as part of a group reorganization of the Issuer. The Issuer was incorporated under the laws of the British Virgin Islands on December 2, 2024, a total of 30,000 ordinary shares were issued and allotted to Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah. On December 20, 2024, as part of the reorganization in contemplation of our IPO, a share swap transaction was completed, pursuant to which the Issuer acquired all the issued shares of K-Mark Technology Limited, the operating subsidiary of the Issuer, from Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah by way of allotting and issuing an aggregate of 19,470,000 ordinary shares to them. As a result, the Company total issued 19,500,000 ordinary shares to them.

On May 15, 2025, the Issuer passed a written resolution to re-designate and re-classify its existing authorized ordinary shares. Prior to the re-classification exercise, the Issuer was authorized to issue a maximum of 500,000,000 ordinary shares of a single class with a par value of US$0.0001 each. Subsequent to the re- classification exercise, the Issuer's authorized shares were 500,000,000 ordinary shares with a par value of US$0.0001 each comprising (a) 495,500,000 Class A Shares with a par value of US$0.0001 each; and (b) 4,500,000 Class B Shares with a par value US$0.0001 each.

Mr. Kwok Yiu Fai: PF

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is pre-IPO shareholder of the Issuer. The Reporting Person holds the shares for investment purposes.

Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Incorporated by reference to Items 11 and 13 of the Cover Page.

As of the date hereof, Mr. Kwok Yiu Fai may be deemed to beneficially own an aggregate of 12,000,000 class A ordinary shares and 4,500,000 class B ordinary shares of the Issuer, representing approximately 92.53% of the aggregate voting power of the Issuer's issued and outstanding Class A and Class B Ordinary Shares, based on 16,600,000 class A ordinary shares and 4,500,000 class B ordinary shares of the Issuer, as reported in the Issuer's prospectus on Form 424B3 filed with the U.S. Securities and Exchange Commission (the "SEC") on September 24, 2025.

Of these shares: (1) 4,000,000 class A ordinary shares and 1,500,000 class B ordinary shares were owned by Nr. Kwok Yiu Fai, representing approximately 30.84% of the aggregate voting power of the Issuer's issued and outstanding class A and class B ordinary shares; and (2) 8,000,000 class A ordinary shares and 3,000,000 class B ordinary shares were held by Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah, representing approximately 61.69% of the aggregate voting power of the Issuer's issued and outstanding class A and class B ordinary shares. Pursuant to the Acting in Concert Agreement, the Controlling Shareholders undertake to act in concert in relation to all matters that require the decisions of the shareholders of the Issuer. As a result of the Acting in Concert Agreement, each of the Controlling Shareholders may be deemed to beneficially own the ordinary shares of the Issuer held by the other two Controlling Shareholders, while each of the Controlling Shareholder retain sole dispositive power over the shares they individually own.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Items 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Share Subscription Letter by and between Mr. Kwok Yiu Fai and the Issuer.
Exhibit B - Application for Shares submitted by Mr. Kwok Yiu Fai to the Issuer.
Exhibit C - Acting in Concert Agreement.

## Signatures
- Kwok Yiu Fai: /s/ Kwok Yiu Fai, Kwok Yiu Fai / Shareholder (04/13/2026)